Exhibit 21.1

ORIGIN MATERIALS, INC.

List of Subsidiaries

Subsidiary	Jurisdiction
Micromidas, Inc.	Delaware
Origin Materials Canada Holding Limited	New Brunswick
Origin Materials Canada Pioneer Limited	New Brunswick
Origin Materials Canada Polyesters Limited	New Brunswick
Origin Materials Canada Research Limited	New Brunswick